Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO ANNOUNCES RESULTS OF 2009 ANNUAL GENERAL MEETING

June 24, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce that its shareholders approved all matters presented at the Annual General Meeting held on June 23, 2009.

The Company’s shareholders re-elected James R. Anderson, Robert C. Gardner, Richard W. Hughes, Charles E. Schroeder III, Brian R. D. Smith, and Lyle R. Weismantel to the Board of Directors. Each shall serve the Company as Director until the 2010 Annual General Meeting.

Genco also reports that James M. McDonald did not stand for re-election as a Director in order to devote more time to his other business interests. Mr. McDonald served as a Director of the Company since 2003. James R. Anderson and Robert C. Gardner, Co-Chairmen of the Board, graciously thank Mr. McDonald for his significant contribution to Genco and wish him continued success in his future endeavours.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.